

May 8, 2015

Via E-mail
David A. Penkrot
Executive Director
Chase Issuance Trust
c/o Chase Bank USA, National Association
201 North Walnut Street
Wilmington, DE 19801

      Re: **Chase Issuance Trust**
                    Form 10-K for the Fiscal Year Ended December 31, 2014
                    Filed March 30, 2015
                    File No. 333-67076-02

Dear Mr. Penkrot:

      We have reviewed your filing and have the following comment. Please respond to this letter within ten business days by amending your filing, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K

Exhibit 33.2

1.   We note that Wells Fargo Bank, National Association provided a report on assessment of compliance with servicing criteria as the indenture trustee. However, Appendix A to Exhibit 33.3 does not clearly include the issuing entity in the list of the asserting party's platform transactions. Please explain or amend your filing to provide the required exhibit.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lulu Cheng at 202-551-3811 or me at 202-551-3850 if you have any questions.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Office Chief

cc: Angela M. Liuzzi, JPMorgan Chase & Co.
        Patricia M. Garvey, JPMorgan Chase & Co.